FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number	000-30224

CRYPTOLOGIC INC.
55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☐..... Form 40-F...☒...

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]     No[ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 20, 2006	CRYPTOLOGIC INC. Lewis N. Rose President and Chief Executive Officer

2

Dear Fellow Shareholders:

CryptoLogic’s excellent results for the third quarter and the first nine months of 2006 reflect its strategy of innovation, and a strong diversified revenue base. The company has already recorded higher earnings in the nine months to date in 2006 than for all of 2005, and has $129 million in cash. CryptoLogic will continue to invest aggressively in the growth of its business.

Financial Highlights (in millions of US dollars, except per share data)	Three months ended September 30,	Nine months ended September 30,

	2006	2005	% Change	2006	2005	% Change
Revenue	$27.7	$21.0	32%	$85.0	$61.2	39%
Charge re: Irish HQ	$1.6	-		$2.6	-
Earnings	$7.2	$5.1	41%	$23.1	$14.7	57%
Earnings per diluted share	$0.53	$0.36	47%	$1.68	$1.04	62%
EBITDA(1)	$7.6	$5.9	27%	$25.7	$17.3	48%
Casino revenue	$16.3	$12.6	29%	$49.2	$37.5	31%
Poker revenue	$8.3	$7.0	19%	$27.2	$19.1	43%

On October 13, the United States Government passed the Unlawful Internet Gambling Enforcement Act into law, effectively banning online gaming in the US. CryptoLogic had already taken action by ensuring that all of its licensees had stopped accepting bets from US players. While this will significantly reduce the company’s revenue and earnings in the short-term, CryptoLogic is poised to be a leader in a new online gaming world that excludes the US market.

Since 2001, CryptoLogic has been preparing for this eventuality by shifting its business to continental Europe and the UK. We have achieved record year-to-date revenue and earnings and we now power the world’s largest poker network that excludes US players. Our company’s diversification, strong balance sheet, thriving European customers and potential new business in emerging markets enable us to face the future with confidence.

Since passage of the US law, CryptoLogic has announced the following developments to strengthen the company:

•	Signed an exclusive new poker licensee (Betsafe);
•	Unveiled two new exclusive games (Hold’em BlackjackTM and Cubis);
•	Introduced an innovative new Poker Tournament Leader Board; and
•	Announced that it is maintaining its quarterly cash dividend of US$0.12 per share.

In addition, since the last quarterly report, CryptoLogic has:

•	Enhanced its poker network platform to triple poker room capacity and increase uptime;
•	Enhanced its contact centre technology and systems to dramatically improve customer service and operating efficiency;
•	Renewed its normal course issuer bid.

Financial Performance Ahead of Estimates

Total Revenue. CryptoLogic grew total revenues to $27.7 million, 32% ahead of Q3 2005 and ahead of the company’s estimate of $26.5 to $27.0 million, due to solid organic growth in Internet poker and Internet casino fees.

2006 CryptoLogic Inc. Third Quarter Report	1

EBITDA(1). The company grew EBITDA(1) to $7.6 million, 27% higher than Q3 2005. EBITDA(1) margin in the quarter was 27%, slightly below 28% in Q3 2005. The decrease was due to $1.6 million in reorganization costs incurred in Q3 2006 associated with the proposed establishment of CryptoLogic’s new executive headquarters in Ireland. Excluding the charge, EBITDA(1) would have been $9.2 million and EBITDA(1) margin would have been 33%.

Earnings and Earnings per Diluted Share. CryptoLogic grew earnings to $7.2 million, 41% higher than Q3 2005, and grew diluted earnings per share to $0.53, 47% ahead of Q3 2005 and above the company’s estimate of $0.48 to $0.51. The company attributes the better-than-expected results to greater-than-anticipated revenue in the quarter and lower general and administrative costs in the quarter, due primarily to a recovery of $0.8 million in previously-paid sales taxes. Excluding the charge for the proposed Irish headquarters, Q3 earnings would have been $8.9 million and diluted EPS $0.64 (up 73% and 78%, from Q3 2005).

Balance Sheet and Cash Flow. CryptoLogic’s financial strength continued to be reflected in its strong balance sheet and operating cash flow. At September 30, 2006, total cash grew to $129.2 million (comprising cash and cash equivalents, short term investments, and security deposits), or $9.37 per diluted share (December 31, 2005: $99.1 million, or $7.05 per diluted share). The company continues to be debt-free. CryptoLogic’s working capital at September 30, 2006 rose to $97.2 million, or $7.05 per diluted share (December 31, 2005: $73.6 million, or $5.23 per diluted share). Cash flow from operating activities was $5.7 million in Q3 2006 (Q3 2005: $14.2 million). Cash flow from operations in Q3 2005 was higher than in Q3 2006 despite lower earnings because of favourable fluctuations in non-cash operating assets occurring in that quarter in the ordinary course of business.

Record Nine-month Results

CryptoLogic reported record results for the nine months ended September 30, 2006, reflecting substantial organic growth in licensees’ online gaming activities over the comparable period in 2005:

•	Revenue: $85.0 million, or 39% higher;
•	EBITDA(1): $25.7 million, or 48% higher;
•	EBITDA(1) excluding restructuring costs: $28.3 million, or 63% higher;
•	EBITDA(1) margin: 30% vs. 28%;
•	Earnings: $23.1 million, or 57% higher;
•	Earnings excluding restructuring costs: $25.7 million, or 75% higher;
•	Earnings per diluted share: $1.68, or 62% higher;
•	Earnings per diluted share, excluding restructuring costs: $1.87, or 80% higher;
•	Cash flow from operating activities: $35.4 million, or 51% higher.

Strategic Milestones

Since CryptoLogic’s last quarterly results announcement, the company has significantly advanced all of its key business strategies: customer, geographic and product diversification, and product innovation. The company also made progress through major corporate initiatives.

Customer Diversification. CryptoLogic continued to maximize and diversify its growth opportunities across a select portfolio of successful customers with the announcement of an exclusive three-year contract with Betsafe, one of the fastest-growing poker sites in one of the world’s fastest-growing poker markets—Scandinavia. Having signed both Betsafe and Playboy, the company has achieved its goal of adding two new licensees in 2006, and continues discussions with other new prospects.

Geographic Diversification. During Q3, the company maintained its diversification across jurisdictions with strong opportunities for growth and profitability. More than 70% of licensees’ revenue continued to be generated from markets outside the US. The UK and continental Europe together accounted for over

2006 CryptoLogic Inc. Third Quarter Report	2

60% of total revenue in the quarter. Since the passage of prohibition legislation in the US after quarter-end, WagerLogic’s licensees no longer take bets from US players. Today, 100% of licensees’ revenue comes from markets outside the US.

During Q3, CryptoLogic also established its first Asian presence in Singapore and hired a Managing Director for the region. While the company’s short-term focus is on Europe, CryptoLogic sees Asia as the next major online gaming market. There are approximately four billion people in Asia, or 10 times the population of North America, and gaming has been part of Asian culture for thousands of years.

Product Diversification and Innovation. In Q3, CryptoLogic continued its focus on the most promising online gaming product markets: casino and poker. During Q3, Internet casino fees represented 59% of revenue, while Internet poker fees contributed 30%. In Q3 and more recently, CryptoLogic furthered its reputation as the industry’s innovation leader with the announcement of exciting new initiatives:

•

Two new exclusive games—the first ever slot version of Cubis®, an award-winning, visually stunning, hugely popular three-dimensional puzzle game, and Hold’Em BlackjackTM, a brand new internally-developed poker game that combines the simplicity of blackjack with the intensity of Texas Hold’Em poker;

•	Poker Tournament Leader Board. An innovative feature that provides poker licensees new opportunities to create exciting events and gives their players new chances to win;
•	Distributed poker. The new poker platform triples poker room capacity, increases uptime and lets licensees locate the room and/or introduce new games with little or no disruption;
•	Enhancements to CryptoLogic’s contact centre technology and systems have dramatically improved customer service and operating efficiency.

Corporate Initiatives. To be close to its customers and the heart of the online gaming world, CryptoLogic has announced its intention to establish its executive headquarters in Dublin, Ireland, subject to shareholder and regulatory approvals. The company is moving forward with the initiative, but certain aspects of it are taking longer than expected. The company no longer expects to hold the shareholder meeting in December and will provide an update in due course.

Additionally, the company has declared a dividend of US$0.12 per share, which is unchanged from the previous two quarters. The dividend represents an increased payout rate of future earnings, which are expected to be affected in the near term as the company’s licensees no longer accept bets from US players. CryptoLogic has demonstrated a track record of strong revenue generation, consistent earnings and positive cash flow. The decision to increase the dividend payout rate reflects CryptoLogic's ongoing confidence in its business.

The company also renewed its normal course issuer bid, authorizing share repurchases of up to 10% of the public float in a year.

2006 CryptoLogic Inc. Third Quarter Report	3

Strategy Update and Outlook

While licensees’ exit from the US market will affect financial results in the short term, the company remains optimistic about the future of online gaming and the company’s position as one of the leaders within it. CryptoLogic is in excellent financial position to build on the global strategy that has led to record results in both 2005 and 2006. In particular, the Company will:

1.

Continue its game innovation strategy. The company is fully committed to several innovative casino and poker projects, both underway and planned, and is confident they will contribute to building licensees’ revenue as similar projects have done before.

2.	Aggressively pursue new poker opportunities, like Betsafe, that will enhance the liquidity of licensees’ poker network—already the world’s largest that excludes US players.
3.

Tightly control and optimize expenditures by a thorough review of discretionary costs, operating expenses and capital expenditures. The company is not planning significant changes to its cost structure as the company will use current resources to execute current projects and take advantage of significant revenue-enhancing opportunities in Europe, Asia and other major international markets.

4.

Aggressively pursue strategic, accretive acquisition opportunities to accelerate the advancement of the company’s strategies. Acquisition opportunities have multiplied since passage of the new US law, and the company will continue to evaluate new and existing prospects.

5.	Expand in Asia. CryptoLogic will continue to build its European leadership position and over time will expand its Asian presence to become a leader in this large, emerging market.

For Q4 2006, CryptoLogic estimates that revenue will be $19.0-$20.0 million and earnings will be $1.5-$2.0 million, or $0.11-$0.15 per diluted share, after special pre-tax restructuring costs of $1.4 million ($0.21 to $0.25 per diluted share before such costs). These Q4 estimates reflect the departure of Betfair from the licensees’ poker network but do not include the addition of Betsafe, which is expected to launch late in Q4. The company expects to begin earning revenue from Playboy beginning in Q1 2007.

Respectfully,

Lewis Rose

President and CEO

November 3, 2006

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MANAGEMENT’S DISCUSSION AND ANALYSIS

CryptoLogic Inc. and our subsidiaries are referred collectively as “CryptoLogic”, “the Company”, “we”, “us” and “our” throughout Management’s Discussion and Analysis (“MD&A”), unless otherwise specified. The following MD&A should be read in conjunction with the unaudited consolidated interim financial statements of CryptoLogic, including the notes thereto, for the three and nine months ended September 30, 2006, and the audited consolidated financial statements and the MD&A for the year ended December 31, 2005 as set out in our 2005 Annual Report. Except where otherwise indicated, the reader may assume that economic and industry factors are substantially unchanged from the 2005 year-end MD&A. This MD&A is dated November 3, 2006. Additional information relating to CryptoLogic, including our Annual Information Form, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

All currency amounts are in US dollars, unless otherwise indicated.

BUSINESS OVERVIEW

CryptoLogic is a world-leading publicly-traded online gaming software developer and supplier serving the global Internet gaming market. WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic, provides software licensing, e-cash management, marketing support and customer support services for our Internet gaming software to an internationally-recognized blue-chip client base (“licensees” or “customers”) around the world who operate under government authority where their Internet businesses are domiciled.

UNLAWFUL INTERNET GAMBLING ENFORCEMENT ACT

On September 29, the United States Congress approved the Unlawful Internet Gambling Enforcement Act (UIGEA), which prohibits financial transaction processing in the US online gaming market. Accordingly, WagerLogic’s licensees stopped taking wagers from US-based players immediately. The Act was made law on October 13 and had no effect on Q3 2006 financial results.

As approximately 30% of licensees’ revenue has typically come from US players, CryptoLogic believes that the UIGEA will have a significant short-term negative impact on future financial results. Additionally, the UIGEA may increase competition throughout Europe, which could negatively impact the Company’s business. However, 70% of our licensees’ business has come from players outside the US—over 60% from the UK and continental Europe alone—which positions us well relative to many other significant participants in the industry. Notwithstanding the anticipated increase in competition arising from the passage of the UIGEA, the advantage of our European base of business is expected to present new opportunities for the Company, such as the recent agreement with Betsafe.

OVERVIEW OF RESULTS

CryptoLogic reported strong results in Q3 2006 that were significantly ahead of Q3 2005 despite incurring $1.6 million in charges associated with the proposed establishment of an executive headquarters in Ireland. The improvement was primarily attributable to organic growth in online casino and online poker player activity among CryptoLogic’s licensees’.

Revenue rose 32% in Q3 2006 to $27.7 million (Q3 2005: $21.0 million). Q3 2006 EBITDA(1) increased by 27% to $7.6 million (Q3 2005: $5.9 million). EBITDA(1) margin dipped slightly to 27% of revenue in Q3 2006 (Q3 2005: 28%). Earnings in the quarter rose 41% to $7.2 million, or $0.53 per diluted share (Q3 2005: $5.1 million, or $0.36 per diluted share). We achieved the gains in EBITDA(1) and net earnings despite $1.6 million in charges associated with the proposed establishment of our executive headquarters in Ireland.

2006 CryptoLogic Inc. Third Quarter Report	5

CryptoLogic’s balance sheet at September 30, 2006 continued to be strong. Cash, cash equivalents, security deposits and short term investments rose to $129.2 million at quarter-end (December 31, 2005: $99.1 million). The Company had no debt at quarter-end, nor year-end 2005. Working capital at September 30, 2006 grew to $97.2 million (December 31, 2005: $73.6 million).

Revenue for the nine-months ended September 30, 2006 increased 39% to $85.0 million (Q3 2005 YTD: $61.2 million). EBITDA(1) for the first nine months in 2006 rose by 48% to $25.7 million (Q3 2005 YTD: $17.3 million). EBITDA(1) margin for the first nine months in 2006 grew to 30% of revenue (Q3 2005 YTD: 28%). Nine-month earnings improved by 57% to $23.1 million, or $1.68 per diluted share (Q3 2005 YTD: $14.7 million, or $1.04 per diluted share).

On November 1, CryptoLogic’s Board of Directors declared its next quarterly cash dividend of US$0.12 per share, which is unchanged from the previous two quarters. The dividend is payable on December 15, 2006 to shareholders of record on December 8, 2006.

RESULTS OF OPERATIONS

Revenue

In Q3 2006, CryptoLogic grew revenue 32% to $27.7 million (Q3 2005: $21.0 million), fueled by strong organic growth by licensees. Online casino was the largest and fastest growing portion of revenues. Revenue for the first nine months of 2006 increased 39% to $85.0 million (Q3 2005 YTD: $61.2 million).

Internet Casino

Q3 2006 Internet casino fees grew 29% to $16.3 million (Q3 2005: $12.6 million) and accounted for 59% of total Q3 2006 revenue (Q3 2005: 60%). For the year to date, Internet casino software revenue grew 31% to $49.2 million and represented 58% of total revenue (Q3 2005 YTD: $37.5 million; 61% of total revenue).

Casino software and support services fee revenue is calculated as a percentage of a licensee’s level of activity in its online casino site. Such revenue is affected by the number of active players on licensees’ sites and their related gaming activity. In turn, these results are influenced by a variety of factors, including the effectiveness of our licensees’ marketing programs, the entertainment value of CryptoLogic-developed casino games, and the frequency and success of new offerings.

In order to help licensees offer a fresh and dynamic entertainment experience that attracts and retains players, CryptoLogic typically releases new casino game packs twice each year. The company believes that the improvement in both Q3 2006 and year-to-date casino licensing revenue over the comparable periods of 2005 was attributable to organic growth at our licensees’ sites, driven largely by the success of the innovative new, high-yield games launched in Q2 2006 and previously.

The release in Q2 2006 of 11 new casino games contributed significantly to licensing revenues in the third quarter. Exciting, high-yield slot game titles, like new Marvel Super Hero-themed games based on Thor and Silver Surfer, performed well, as did an updated 20-line version of Rags to Riches. Previously released slots such as The Hulk, Bejeweled and Millionaires ClubTM continued to draw significant wagering at our licensees’ sites. At $4.6 million (or £4.6 million or €4.6 million), the Millionaires ClubTM jackpot continues to be the largest jackpot in online gaming history.

The Company expects the release of its next game pack in Q4 2006 to help drive revenue in what is typically a stronger quarter for Internet gaming (see Revenue trends in this MD&A). In total for Q4 2006, however, we expect Internet casino revenue to decrease from recent quarters as licensees no longer accept bets from US players as a result of the UIGEA. Such players represented approximately 40% of licensees’

2006 CryptoLogic Inc. Third Quarter Report	6

Internet casino revenues for the year to date (see Outlook and Unlawful Internet Gambling Enforcement Act in this MD&A).

Internet Poker

Q3 2006 Internet poker fees grew 19% to $8.3 million (Q3 2005: $7.0 million) and represented 30% of Q3 2006 revenue (Q3 2005: 33%). For the year to date, Internet poker software revenue grew 43% to $27.2 million and represented 32% of total revenue (Q3 2005 YTD: $19.1 million; 31% of total revenue).

Through WagerLogic, CryptoLogic offers a “virtual” central poker room for its licensees. Based on published reports and our own estimates, we believe that our licensees’ central poker network is the world’s largest that excludes US players.

Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand), or fixed fees for entry into poker tournaments. Players prefer poker rooms with strong “liquidity” — rooms that offer high availability of games at the desired stake levels, in their currency of choice, on a 24/7 basis.

The growth in poker software licensing revenue in both Q3 2006 and the year to date over comparable periods of 2005 was attributable to organic growth at our poker licensees’ sites. Over that time, CryptoLogic has added a number of features, including faster ring and tournament games that have increased the revenue-earning potential of the room for licensees and ourselves.

The Company believes that its Internet poker business in Q3 2006 would have grown faster in the absence of competition during July and August for players’ attention from the premier land-based poker tournament, the World Series of Poker, and from FIFA World Cup in the first week of July (see Revenue trends in this MD&A).

During Q3 2006 and shortly thereafter, we launched two new developments which we believe will improve poker room liquidity in the future. First, our new poker platform, Distributed Poker, triples poker room capacity to over 50,000 simultaneous players, increases uptime and lets licensees introduce brand new games into the central room with little or no disruption to players or games. Also, subsequent to quarter end, CryptoLogic introduced Hold’Em BlackjackTM, a brand new game that combines elements of blackjack and poker. Instead of playing against the house, players try to reach 21 while wagering on hands and competing for a pot in a head-to-head format, like poker. Hold'Em BlackjackTM was developed internally exclusively for licensees of WagerLogic Limited.

We expect these developments and the addition of our newest licensee, Betsafe, to help drive poker revenue in Q4 2006 and beyond. However, in total for Q4 we expect Internet poker revenue to decrease due to Betfair’s exit from the poker room at the end of October 2006, moderating organic growth rates in the industry, and because our licensees no longer accept bets from US players as a result of the UIGEA. US players represented approximately 15% of licensees’ Internet poker revenues for the year to date (see Outlook and Unlawful Internet Gambling Enforcement Act in this MD&A).

Other sources of revenue

We also earn revenue from licensing our online bingo software and certain other sources, including fees for software customization, advertising and marketing support. Bingo licensing revenue continued to account for less than 1% of revenue in Q3 2006 as a result of CryptoLogic’s ongoing focus on our core software businesses, Internet casino and Internet poker. Shortly after the quarter end, our online bingo licensee stopped offering the product to players.

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Other revenue in Q3 2006 was $3.1 million, or 11% of total revenue (Q3 2005: $1.3 million, or 6% of revenue). For the year to date, revenue from other sources was $8.5 million, or 10% of total revenue (Q3 2005 YTD: $4.2 million, or 7% of revenue). The increases in both Q3 2006 and year-to-date results over the comparable periods of 2005 are primarily attributable to revenue from our exit agreement with Betfair, higher revenue from our marketing support services, and increased revenue associated with our gaming information portal.

We expect the expiry of our exit agreement with Betfair in January 2007 and the UIGEA (see Unlawful Internet Gambling Enforcement Act in this MD&A) to reduce other sources of revenue, although revenue from the Playboy properties, for which we are providing marketing support services, is expected to begin in Q1 2007 and will partially offset these factors.

Geographic diversification

CryptoLogic continues to be well-diversified in key global markets that embrace online gaming. Licensees’ revenues from players outside the United States were approximately 70% of overall Q3 2006 and year-to-date revenues, as they were in Q3 2005 and Q3 2005 YTD. For all periods, the UK and Continental Europe together accounted for over 60% of revenues.

As a result of the UIGEA, WagerLogic licensees no longer accept wagers from US players. Today, 100% of licensees’ revenue comes from players outside the US (see Unlawful Internet Gambling Enforcement Act in this MD&A).

Revenue trends

We experience seasonality in our business. The first and fourth quarters of the year are typically our strongest, as players spend more time online during the colder months. We expect this trend to continue, particularly for the more developed online casino market. Online poker activity can be affected by land-based poker tournaments and other sporting events, due to the similar demographics between poker players and sports fans.

While the global online gaming market continues to promise vast growth potential, the effect of the UIGEA, moderating growth in online poker, and increased competition present challenges for the industry. We believe, however, that continued disciplined execution of our business strategy will contribute to ongoing growth in the future (see Outlook in this MD&A).

Operating Costs

Operating costs comprise software development and support costs, including all personnel, equity compensation costs for employee stock options and our Long Term Incentive Program, licensee support, customer service costs and compliance-related expenditures. Operating costs were $16.9 million in Q3 2006, or 61% of revenue (Q3 2005: $12.8 million, or 61% or revenue) and $50.4 million in the nine months ending September 30, 2006, or 59% of revenue (Q3 2005 YTD: $38.0 million, or 62% of revenue).

Operating costs have increased in absolute terms over Q3 2005 and Q3 2005 YTD due to:

•	Higher software development costs, reflecting our growing game and back-office portfolio;
•	Higher e-cash transaction processing fees resulting from increased transaction volumes at our customers’ growing businesses; and
•	Higher performance-related compensation cost accrual due to CryptoLogic’s better-than-expected financial performance in 2006.

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Compared to 2005, our operating costs have remained level or decreased as a percentage of revenue due to the leverage inherent in CryptoLogic’s business model as revenues rise.

CryptoLogic is undertaking a thorough review to minimize discretionary costs, control all operating expenses and optimize capital expenditures. Otherwise, the company is not planning significant changes to its cost structure. Management believes the company will need its current resources to execute current projects and take advantage of the significant revenue-enhancing opportunities in Europe, Asia and other major international markets. As the UIGEA will affect revenue in the short term, CryptoLogic expects operating costs to increase as a percentage of revenue.

General and Administrative Costs

General and administrative (G&A) expenses were $1.5 million for the quarter, or 5% of revenue (Q3 2005: $2.2 million, or 10% of revenue). For the year-to-date, G&A expenses were $5.9 million, or 7% of revenue (Q3 2005 YTD: $5.7 million, or 9% of revenue).

G&A costs declined in Q3 2006 due to recoveries of $0.8 million in certain sales taxes previously paid, and the fact that G&A expenses were unusually high in Q3 2005 due to relocation of the Company’s Toronto office in that period. We will actively scrutinize and control G&A expenses as the UIGEA will affect revenue in the short term (see Unlawful Internet Gambling Enforcement Act in this MD&A).

Reorganization Costs

Reorganization costs associated with CryptoLogic’s plan to establish its executive headquarters in the Republic of Ireland and adopt the Alternative Investment Market (AIM) of the London Stock Exchange as its primary market were $1.6 million in Q3 2006 and $2.6 million for the year to date. Such costs are primarily comprised of professional fees and expenses related to employee relocation and severance. There were no similar costs in the comparable periods of 2005. The reorganization is subject to shareholder and regulatory approvals.

One-time expenses related to the reorganization and to establish an executive headquarters in Ireland are estimated to range from $8.0 to $8.5 million, approximately 50% of which is expected to be expensed during 2006, with the remainder in 2007.

Finance Costs

Finance costs include bank charges and fees for bank drafts. During Q3 2006, these costs remained approximately consistent at $0.1 million for the quarter and $0.4 million for the year to date (Q3 2005: $0.1 million; Q3 2005 YTD: $0.3 million).

EBITDA(1)

EBITDA(1) grew by 27% to $7.6 million (Q3 2005: $5.9 million) in the quarter. EBITDA(1) margin dipped slightly to 27% of revenue in Q3 2006 (Q3 2005: 28%) due to $1.6 million in reorganization costs incurred in Q3 2006 associated with the proposed establishment of an executive headquarters in Ireland. For the year-to-date, EBITDA(1) was up 48% to $25.7 million (Q3 2005 YTD: $17.3 million) and EBITDA(1) margin grew to 30% of revenue (Q3 2005 YTD: 28%), despite the $1.6 million charge.

Our improved EBITDA(1) and EBITDA(1) margins over comparable periods reflected strong revenue growth and the inherent leverage in CryptoLogic’s business model at higher levels of revenue.

In the short term, because cost reductions will not be adequate to fully offset the reduction in revenue resulting from the UIGEA (see Unlawful Internet Gambling Enforcement Act in this MD&A), we expect EBITDA(1) and EBITDA(1) margins to decrease.

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(1)

Management believes that EBITDA (earnings before interest, taxes, and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

EBITDA is reconciled to earnings as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(In thousands of US dollars)	2006	2005	2006	2005

Earnings	$7,244	$5,127	$23,100	$14,705
Income taxes	1,250	747	4,318	2,361
Interest income	(1,960)	(967)	(5,161)	(2,478)
Amortization	1,039	1,042	3,402	2,741
EBITDA	$7,573	$5,949	$25,659	$17,329
EBITDA before re-organization expense	$9,190	$5,949	$28,275	$17,329

Amortization

Amortization expense was $1.0 million during the quarter and $3.4 million for the nine months ended September 30, 2006 (Q3 2005: $1.0 million; Q3 2005 YTD: $2.7 million). The year-to-date increase reflects higher investments made in computer equipment, leasehold improvements, software and licenses to support our growing organization.

Interest Income

Interest income, comprising interest earned on the Company’s cash and short term investment balances, was $2.0 million in Q3 2006 and $5.2 million for the nine months ended September 30, 2006 (Q3 2005: $1.0 million; Q3 2005 YTD: $2.5 million). The increases were a result of higher cash and short term investment positions and better interest yield.

Provision for Income Taxes

Income taxes in Q3 2006 were $1.3 million and $4.3 million for the first nine months of the year (Q3 2005: $0.7 million; Q3 2005 YTD: $2.4 million), including amounts for future income tax of $nil in the quarter and $0.8 million for the year to date (Q3 2005: $0.5 million; Q3 2005 YTD: $0.3 million). The fluctuation in future income taxes resulted from differences between tax and accounting recognition with respect to certain of the Company’s expenses.

Earnings

Earnings in Q3 2006 rose 41% to $7.2 million, and grew 47% per diluted share to $0.53 (Q3 2005: $5.1 million, or $0.36 per diluted share). For the nine months ended September 30, 2006, earnings grew 57% to $23.1 million, and grew 62% per diluted share to $1.68 (Q3 2005 YTD: $14.7 million, or $1.04 per diluted share). The improved results reflected the strong growth in revenue and the leverage inherent in CryptoLogic’s business model at higher levels of revenue.

In the short term, because cost reductions will not be adequate to fully offset the reduction in revenue resulting from the UIGEA (see Unlawful Internet Gambling Enforcement Act in this MD&A), we expect earnings to decrease.

2006 CryptoLogic Inc. Third Quarter Report	10

Summary of Quarterly Results

	Fiscal 2006			Fiscal 2005				Fiscal 2004
(In thousands of US dollars, except per share data)	Q3 06	Q2 06	Q1 06	Q4 05	Q3 05	Q2 05	Q1 05	Q4 04
Revenue	$27,690	$30,351	$26,997	$25,061	$21,049	$19,923	$20,274	$17,949
Casino revenue	16,250	17,894	15,028	15,520	12,622	11,661	13,195	12,889
Poker revenue	8,300	9,279	9,641	7,912	6,985	6,583	5,533	4,127
Interest income	1,960	1,758	1,443	1,149	967	874	637	426
Earnings	7,244	8,194	7,662	5,825	5,127	4,739	4,839	3,794
Earnings per share Basic Diluted	0.53 0.53	0.60 0.59	0.57 0.56	0.44 0.43	0.37 0.36	0.34 0.33	0.36 0.34	0.29 0.27
Basic weighted average number of shares (000's)	13,601	13,586	13,415	13,363	13,681	13,736	13,573	13,185
Diluted weighted average number of shares (000's)	13,789	13,851	13,687	13,665	14,063	14,361	14,184	13,871

Typically, the first and fourth quarters (during the winter and fall seasons) are CryptoLogic’s strongest periods. Revenue in the middle two quarters of the year can slow down as Internet usage moderates in the warmer months, when players spend more time outdoors.

LIQUIDITY AND CAPITAL RESOURCES

In Q3 2006, CryptoLogic improved its strong financial position. As at September 30, 2006, the Company had no debt, and a total cash position of $129.2 million (comprising cash and cash equivalents, security deposits, and short term investments), or $9.37 per diluted share (December 31, 2005: $99.1 million, or $7.05 per diluted share). CryptoLogic’s working capital at September 30, 2006 rose to $97.2 million, or $7.05 per diluted share (December 31, 2005: $73.6 million, or $5.23 per diluted share). Cash flow from operating activities was $5.7 million in Q3 2006 (Q3 2005: $14.2 million) and was $35.4 million for the year to date (Q3 2005 YTD: $23.4 million).

The strong positive cash flow in Q3 2006 and the year to date resulted from strong earnings and increases in accrued liabilities, particularly higher jackpot provisions, which reflect the growing jackpot prizes for our progressive slot games, and higher provisions for performance-related compensation costs due to better-than-expected financial performance. These factors were partially offset by increases in accounts receivable and prepaid expenses occurring in the ordinary course of business.

Cash flow from operations in Q3 2005 was higher than in Q3 2006 despite lower earnings primarily as a result of a significant decrease in security deposits between June 30 and September 30, 2005, and decreases in accounts receivable and prepaid expenses occurring in the ordinary course of business during that period.

Capital expenditures were $2 million in Q3 2006 and $4 million for the year to date, which was lower than expected due to changes in project timing and certain purchases made under more favourable terms than expected. For the year, we expect capital expenditures will be approximately 8% - 9% of revenue.

CryptoLogic currently has approximately 13.6 million common shares and approximately 937,000 stock options outstanding.

CRITICAL ACCOUNTING POLICIES, CHANGES IN ACCOUNTING POLICIES AND OFF-BALANCE SHEET ARRANGEMENTS

These items are substantially unchanged as discussed in the Company’s MD&A for the year ended December 31, 2005 as contained in our 2005 Annual Report, filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

2006 CryptoLogic Inc. Third Quarter Report	11

RISKS AND UNCERTAINTIES

With the exception of the passage of the UIGEA in the United States (see Unlawful Internet Gambling Enforcement Act in this MD&A), the primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operations are substantially unchanged from the Company’s MD&A for the year ended December 31, 2005 as contained in our 2005 Annual Report, filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

As approximately 30% of licensees’ revenue has typically come from US players, CryptoLogic believes that the UIGEA will have a significant short-term negative impact on future financial results. Additionally, the UIGEA may increase competition throughout Europe, which could negatively impact the Company’s business. However, 70% of our licensees’ business has come from players outside the US—over 60% from the UK and continental Europe alone—which positions us well relative to many other significant participants in the industry. Notwithstanding the anticipated increase in competition arising from the passage of the UIGEA, the advantage of our European base of business is expected to present new opportunities for the Company going forward.

OUTLOOK

While the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position, and growth in online poker is moderating from previous exponential rates. Additionally, in October the United States Government approved the UIGEA, which prohibits financial transaction processing in the US online gaming market (see Unlawful Internet Gambling Enforcement Act in this MD&A). As a result, WagerLogic’s licensees no longer accept bets from US players. Despite these challenges, CryptoLogic remains optimistic about the future of online gaming and the Company’s position as a leader within it.

UIGEA and Future Strategy

As approximately 30% of licensees’ revenue has typically come from US players, CryptoLogic believes that the UIGEA will have a significant short-term negative impact on future financial results. Additionally, the UIGEA may increase competition throughout Europe, which could negatively impact the Company’s business.

Since 2001, CryptoLogic has been preparing for this eventuality by shifting its business to Europe, and our record revenue and earnings for the first nine months in 2006 arise from our success in these markets and others that embrace Internet gaming. While the new US developments will be a challenge for the whole industry, our company’s diversification, strong balance sheet, thriving European customers and potential new business in emerging markets enable us to face the future with confidence.

CryptoLogic will continue its disciplined execution of a strategy of customer, product and geographic diversification, game innovation and regulatory leadership that has contributed to increasing revenue, earnings and cash generation in the past. We remain committed to a player-centric, focused approach to drive the organic growth of a core group of high quality international brand-name customers. We will continue to add such customers in Internet casino, and aggressively pursue new licensees that will enhance the liquidity of our licensees’ shared poker network—already the world’s largest that excludes US players.

Internet casino

In Internet casino, players have grown more sophisticated through a broad choice of gaming platforms, such that the market is demanding increasingly entertaining and innovative games. Accordingly, we will continue to deliver an array of new and engaging games to help our licensees refresh their offerings to players, and foster player loyalty. For example, we recently announced our exclusive agreement to

2006 CryptoLogic Inc. Third Quarter Report	12

develop a first-ever version of a slot game based on Cubis®, one of the Internet’s most popular online casual games, which is played online more than seven million times a month, and consistently ranks in the top 10 games played on major portals such as Yahoo! AOL and MSN.

Based on the ongoing popularity of our games, particularly recent releases, we expect our offerings to continue to be solid business drivers for our casino licensees, and CryptoLogic. Our next release of casino games, including Cubis®, is scheduled for Q4 2006.

Internet poker

Internet poker has grown at exponential rates in the past few years, but has recently showed signs of moderating—a natural development in young, high-growth markets. At the same time, competition in online poker has grown more intense and the importance of enhancing online poker room liquidity has increased. As the UIGEA has effectively made online poker illegal in the U.S—previously the world’s largest online poker market—the industry’s focus has shifted to building liquidity in Europe, where CryptoLogic’s licensees’ central poker room is particularly strong.

In Q3 2006, approximately 85% of licensees’ poker revenues came from outside the US, the vast majority of that from continental Europe and the UK. Since passage of the UIGEA, CryptoLogic has been presented with a variety of opportunities to further build the liquidity of the central poker room. Subsequent to quarter-end, we announced Betsafe, a new rapidly-growing Scandinavian-focused poker property, as our newest poker licensee, and are aggressively investigating other similar opportunities, which are expected to help partially offset Betfair’s exit from the poker room at the end of October. Betfair represents between 5% - 10% of our revenue.

We will also build poker room liquidity by enhancing our poker solution, including the wide choice of games, stake levels and tournaments, around the clock. During Q3 2006, we launched our new poker platform, which triples poker room capacity, increases uptime and lets licensees introduce new games with little or no disruption to the room. After quarter-end, we introduced Hold’Em BlackjackTM, a brand new internally-developed game that combines elements of blackjack and poker. Instead of playing against the house, players try to reach 21 while wagering on hands and competing for a pot in a head-to-head format, like poker. We have also unveiled our new poker tournament leader board software that provides licensees new opportunities to create exciting events and gives their players new chances to win.

Executive Headquarters

In Q3 2006, CryptoLogic announced a plan to establish its executive headquarters in the Republic of Ireland, subject to regulatory and shareholder approvals. The company also proposed to adopt the Alternative Investment Market (AIM) of the London Stock Exchange as its primary market, while maintaining its Toronto and NASDAQ listings. The headquarter functions of the Chief Executive Officer, the Chief Financial Officer, the Vice President of Human Resources, Business Development, and the Head of Investor Relations will be transitioned to Ireland. The company is moving forward with this initiative, but certain aspects of it are taking longer than expected. The company no longer expects to hold the shareholder meeting in December and will provide an update in due course.

Expenses related to the reorganization and to establish an executive headquarters in Ireland are estimated to range from $8.0 to $8.5 million, approximately 50% of which is expected to be expensed during 2006, with the remainder in 2007. By the end of Q3 2006, $2.6 million of the total had been expensed. In addition, there will be capital expenditures of approximately $1.0 million associated with the set up of new premises in Ireland. There will be incremental operations and staff costs associated with an Irish-based headquarters, which are expected to be approximately $2.5 to $3.0 million per annum beginning in 2007.

2006 CryptoLogic Inc. Third Quarter Report	13

We believe that locating our executive headquarters in Europe will advance our strategy by:

•	Bringing the Company closer to the world's major markets that embrace Internet gaming, and therefore, closer to its key customers, investment community and prospects;
•	Locating close to gaming-friendly environments that enable the Company to provide a wider range of marketing support and brand management services to licensees;
•	Broadening the Company's strategic acquisition opportunities; and
•	Aligning the Company's primary stock exchange listing with its peer group.

Licensees and markets

Betfair, a poker software licensee representing between 5%-10% of CryptoLogic’s revenues, left the licensees’ central poker room at the end of October. At that time, Betfair stopped contributing to poker revenue though we will continue to recognize revenue from their exit agreement (see Other sources of revenue in this MD&A). While Betfair’s exit will affect the revenue of the central poker room, the organic growth of our Internet poker and Internet casino customers and the addition of Betsafe (scheduled to launch in December 2006), Playboy’s poker and casino properties (scheduled for early 2007) and potential new customers, are expected to partially offset these factors.

During Q3, CryptoLogic established its first Asian presence in Singapore and hired a Managing Director for the region. While our short-term focus is on Europe, we see Asia as the next major online gaming market. There are approximately 4 billion people in Asia, or 10 times the population of North America. For thousands of years, gaming has been part of Asian culture and now there is a rapidly growing, Internet savvy middle-class in Asia who, we believe, wants to game online. There are many challenges to overcome and many strategic decisions to be made before we can develop significant business in the area, but we are optimistic about the opportunity.

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this report which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

Marvel and all related character names and the distinctive likeness thereof: TM and © 2006 Marvel Characters, Inc. All rights reserved. www.marvel.com

2006 CryptoLogic Inc. Third Quarter Report	14

CRYPTOLOGIC INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As at September 30, 2006 (unaudited)	As at December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$55,329	$94,420
Security deposits	1,500	1,500
Short term investments	72,419	3,214
Accounts receivable and other	9,078	8,629
Prepaid expenses	9,251	4,615
	147,577	112,378

User funds on deposit	28,462	25,953
Capital assets	14,863	14,214
Intangible assets	53	77
Goodwill	1,776	1,776
	$192,731	$154,398

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$48,643	$37,495
Income taxes payable	1,758	1,314
	50,401	38,809

User funds held on deposit	28,462	25,953
Future income taxes	3,187	2,411
	82,050	67,173

Shareholders’ equity:
Share capital	28,887	25,171
Stock options	3,012	2,163
Retained earnings	78,782	59,891
	110,681	87,225
	$192,731	$154,398

CRYPTOLOGIC INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(In thousands of US dollars)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2006	2005	2006	2005
Retained earnings, beginning of period	$73,170	$58,800	$59,891	$50,593
Earnings	7,244	5,127	23,100	14,705
Excess of purchase price of treasury shares over stated value	-	(4,722)	-	(4,722)
Dividends paid	(1,632)	(679)	(4,209)	(2,050)
Retained earnings, end of period	$78,782	$58,526	$78,782	$58,526

2006 CryptoLogic Inc. Third Quarter Report	15

CRYPTOLOGIC INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of US dollars, except per share information)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2006	2005	2006	2005
Revenue	$27,690	$21,049	$85,038	$61,246
Expenses
Operating costs	16,893	12,797	50,443	37,950
General and administrative	1,460	2,179	5,944	5,654
Reorganization costs	1,617	-	2,616	-
Finance	147	124	376	313
Amortization	1,039	1,042	3,402	2,741
	21,156	16,142	62,781	46,658

Earnings before undernoted	6,534	4,907	22,257	14,588
Interest income	1,960	967	5,161	2,478

Earnings before income taxes	8,494	5,874	27,418	17,066
Income taxes: Current Future	1,249 1	243 504	3,542 776	2,107 254
	1,250	747	4,318	2,361
Earnings	$7,244	$5,127	$23,100	$14,705

Earnings per common share
Basic	$0.53	$0.37	$1.71	$1.08
Diluted	$0.53	$0.36	$1.68	$1.04

Weighted average number of shares (‘000s)
Basic	13,601	13,681	13,534	13,664
Diluted	13,789	14,063	13,756	14,187

2006 CryptoLogic Inc. Third Quarter Report	16

CRYPTOLOGIC INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2006	2005	2006	2005
Cash flows from (used in):

Operating activities:
Earnings	$7,244	$5,127	$23,100	$14,705
Adjustments to reconcile earnings to cash provided by (used in) operating activities:
Amortization	1,039	1,042	3,402	2,741
Future income taxes	1	504	776	254
Stock options	563	440	1,600	1,285
Changes in operating assets and liabilities:
Security Deposits	-	5,000	-	5,000
Accounts receivable and other	(1,547)	(859)	(449)	(1,277)
Prepaid expenses	(1,466)	2,353	(4,636)	(3,076)
Accounts payable and accrued liabilities	1,436	1,096	11,148	2,556
Income taxes payable	(1,604)	(465)	444	1,258
	5,666	14,238	35,385	23,446

Financing activities:
Issue of capital stock	362	420	2,965	4,854
Dividends paid	(1,632)	(679)	(4,209)	(2,050)
Repurchase of Common Shares	-	(5,225)	-	(5,225)
	(1,270)	(5,484)	(1,244)	(2,421)

Investing activities:
Purchase of capital assets	(2,061)	(4,683)	(4,027)	(9,891)
Purchase of intangible assets	-	-	-	(2)
Short term investments	(4,451)	(10,963)	(69,205)	22,819
	(6,512)	(15,646)	(73,232)	12,926
Increase (decrease) in cash and cash equivalents	(2,116)	(6,892)	(39,091)	33,951
Cash and cash equivalents, beginning of period	57,445	84,025	94,420	43,182
Cash and cash equivalents, end of period	$55,329	$77,133	$55,329	$77,133

Supplemental cash flow information:
Non cash portion of options exercised	$115	$137	$751	$725

2006 CryptoLogic Inc. Third Quarter Report	17

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at September 30, 2006

(All figures are in thousands of US dollars, except per share disclosure and where otherwise indicated)

(Unaudited)

These consolidated interim financial statements of CryptoLogic Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as were used for the audited consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements do not contain all disclosures required by GAAP and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2005, as set out in the 2005 Annual Report.

1.	Legislative Changes

On September 29, 2006 the United States Congress approved the Unlawful Internet Gambling Enforcement Act (the “Act”), which prohibits financial transaction processing in the United States online gaming market. WagerLogic licensees stopped taking wagers from United States based players shortly thereafter. The Act was made law on October 13, 2006 and had no impact on financial results up to September 30, 2006. Management has estimated that revenue would have been 30% lower for the nine months ended September 30, 3006 had the Act been in place on January 1, 2006.

2.	Stock Option Plan

In accordance with the guidelines of the Canadian Institute of Chartered Accountants, the Company has expensed the costs of all stock option grants issued on or after January 1, 2003. The fair value of the options granted in 2005 and 2006 was made using the Black-Scholes option pricing model under the following weighted assumptions.

	2006	2005

Dividend yield	2.00%	0.75%
Risk-free rate	4.25%	3.25%
Expected volatility	55.0%	50.0%
Expected life of options in years	5.0	5.0

The estimated fair value of options is recorded over the vesting period of the options. The cost of stock options of $563 in Q3 2006 (Q3 2005: $440), $1,600 in Q3 2006 YTD (Q3 2005 YTD: $1,285) is included in operating costs with a corresponding addition to Stock Options in Shareholders’ Equity. The Stock Options account is reduced as options are exercised with an entry to Share Capital. The amount recorded for exercises from the Stock Options account was $115 in Q3 2006 (Q3 2005: $137), $751 in Q3 2006 YTD (Q3 2005 YTD: $725). Consideration paid by employees on the exercise of stock options is recorded as Share Capital.

Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the new recommendations, the Company’s earnings and earnings per common share would have been changed to the following pro forma amounts:

	Three months ended September 30,				Nine months ended September 30,
	2006		2005		2006		2005
	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)

Earnings	$7,244	$7,134	$5,127	$4,993	$23,100	$22,725	$14,705	$14,309

Earnings per share:
Basic	$0.53	$0.52	$0.37	$0.37	$1.71	$1.68	$1.08	$1.05
Diluted	$0.53	$0.52	$0.36	$0.36	$1.68	$1.65	$1.04	$1.01

2006 CryptoLogic Inc. Third Quarter Report	18

3.	Share Capital

Authorized:

Unlimited common shares

Issued and Outstanding:

	Common Shares	Series F Warrants			Total
	Issued	Stated Value	Issued	Stated Value	Stated Value
	(‘000)		(‘000)		(‘000)

Balance, December 31, 2004	13,311	$20,108	30	$272	$20,380
Share repurchase	(510)	(953)	-	-	(953)
Exercise of stock options	498	5,318	-	-	5,318
Exercise of warrants	23	630	(23)	(204)	426
Expiry of warrants	-	68	(7)	(68)	-
Balance, December 31, 2005	13,322	$25,171	-	$-	$25,171

Balance, December 31, 2005	13,322	$25,171	-	$-	$25,171
Exercise of stock options	301	3,716	-	-	3,716
Balance, September 30, 2006	13,623	$28,887	-	$-	$28,887

4.	Normal Course Issuer Bid

In September 2005, the Board of Directors approved the renewal of the share repurchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,340,000 of the Company’s outstanding common shares for the period commencing September 28, 2005 and ending September 27, 2006. Under the plan, the Company had repurchased and cancelled 239,200 common shares in Q4 2005 for a total cost including transaction fees of $3,976. For the nine months ended September 30, 2006, the Company did not repurchase any shares under this plan.

In September 2006, the Board of Directors approved the renewal of the above share purchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,350,000 of the Company’s outstanding common shares for the period commencing September 29, 2006 and ending September 28, 2007. As at September 30, 2006, the Company had not repurchased any shares from the renewed Normal Course Issuer Bid.

5.	Reorganization

On September 25, 2006, the Company announced a plan to move the corporate head office to Ireland in 2007 to be located in a gaming friendly environment. Total expected costs to be incurred is $8,500 largely related to professional fees, search fees, relocation and employee severance.

Accrual, December 31, 2005	-
Professional fees	959
Employee related costs	40
Payments	(299)
Accrual, June 30, 2006	700

Professional fees	188
Employee related costs	1,429
Payments	(147)
Accrual, September 30, 2006	2,170

6.	Guarantee

The Company has guaranteed minimum payments for certain intellectual property rights over multiple-year periods, for the amount of $3,115.

2006 CryptoLogic Inc. Third Quarter Report	19

7.	Seasonality

Typically, the first and fourth quarters are CryptoLogic’s strongest periods. Revenue in the middle two quarters may decrease as Internet usage moderates in the warmer months of the year.

8.	Comparative figures

Certain of prior period’s figures have been reclassified for consistency with current period’s presentation.

2006 CryptoLogic Inc. Third Quarter Report	20

CRYPTOLOGIC INC.

CORPORATE DIRECTORY

DIRECTORS Robert H. Stikeman, Chairman Randall Abramson Stephen H. Freedhoff Lewis N. Rose Nigel T. Simon

OFFICERS

Lewis N. Rose, President and CEO

Stephen B. Taylor, Chief Financial Officer

Michael Starzynski, Chief Technology Officer

Andrew Goetsch, Vice President,

Poker Software Development

Justin Thouin, Vice President,

Casino Software Development

Marilyn Shabot, Vice President, Human Resources

LEGAL COUNSEL Stikeman, Graham, Keeley & Spiegel LLP Toronto, Canada	INVESTOR RELATIONS Rick Wadsworth, Director, Communications Telephone: 416-545-1455 Facsimile: 416-545-1454 E-mail: investor.relations@cryptologic.com
AUDITORS KPMG LLP Chartered Accountants Toronto, Canada

CORPORATE GOVERNANCE

A comprehensive discussion of CryptoLogic’s corporate governance information is provided in the Company’s Management Information Circular, available on the SEDAR website at www.sedar.com, or by request.

BANKER Bank of Montreal Toronto, Canada	HEAD OFFICE CryptoLogic Inc. 55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
COMMON SHARES LISTED TSX Symbol: CRY NASDAQ Symbol: CRYP LSE Symbol: CRP	WEB SITE www.cryptologic.com
TRANSFER AGENTS Equity Transfer Services Inc. Toronto, Canada 416-361-0930 Continental Stock Transfer & Trust Company New York, USA 212-509-4000

2006 CryptoLogic Inc. Third Quarter Report	21

Form 52-109

Certification of Interim Filings

I, Lewis Rose, President and Chief Executive Officer of CryptoLogic Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic Inc. (the “Issuer”) for the interim period ending September 30, 2006.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures, designed such disclosure controls and procedures, caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 3, 2006

/s/ Lewis N. Rose

LEWIS N. ROSE

PRESIDENT AND CHIEF EXECUTIVE OFFICER

CRYPTOLOGIC INC.

Form 52-109

Certification of Interim Filings

I, Stephen B. Taylor, Chief Financial Officer of CryptoLogic Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic Inc. (the “Issuer”) for the interim period ending September 30, 2006.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures, designed such disclosure controls and procedures, caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 3, 2006

/s/ Stephen B. Taylor

STEPHEN B. TAYLOR

CHIEF FINANCIAL OFFICER

CRYPTOLOGIC INC.